EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.              Reporting Issuer

Brigus Gold Corp.
2000 Barrington Street, Suite 501
Hallifax, Nova Scotia
B3J 3K1

ITEM 2.              Date of Material Change

November 9, 2010.

ITEM 3.              Press Releases

Press release in the form of Schedule A attached hereto was disseminated on November 9, 2010 via BusinessWire news service.

ITEM 4.              Summary of Material Change

Brigus Gold Corp. (“Brigus Gold” or the “Company”) has announced that it intends to eliminate 100% of its forward gold sales contract obligations (“hedge”) effective January 2011 and will benefit from selling 100% of its Black Fox Mine gold production at spot prices going forward.

Brigus Gold has also announced that it has entered into a gold stream agreement with Sandstorm Resources Ltd. (“Sandstorm”) pursuant to which Sandstorm has agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property (the “Gold Stream”).  Sandstorm will make an upfront payment of US$56.3million which Brigus will use to unwind the balance of its forward gold sales contracts terminating the obligation to deliver 99,409 ounces from October 2011 to March 2013 and as a result Brigus will become an unhedged gold producer.  Sandstorm will also pay Brigus ongoing per ounce payments of US$500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum.

Brigus Gold has the option, for a 24 month period, to reduce the Gold Stream to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox Extension for a payment of US$36.6 million.

ITEM 5.              Full Description of Material Change

See Schedule A attached.

ITEM 6.              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.              Omitted Information

Not applicable.

Form 51-10253	Page 2

ITEM 8.              Executive Officer

The following officers of the Company may be contacted for further information:

Wendy Yang, Vice President of Investor Relations
Tel: (303) 524-3203
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Tel: (902) 422-1421
E-mail: sean@brigusgold.com

ITEM 9.              Date of Report

This report is dated this 12th day of November, 2010.

Schedule A
-
November 09, 2010 10:45 AM Eastern Time

Brigus Gold To Eliminate 100% of Gold Hedge Commitments and
Sells Gold Stream for US$56.3 Million

Halifax, Nova Scotia; November 9, 2010– Brigus Gold Corp. (“Brigus Gold” or the “Company”) (TSX and NYSE Amex: BRD) announces that it intends to eliminate 100% of its forward gold sales contract obligations (“hedge”) effective January 2011 and will benefit from selling 100% of its Black Fox Mine gold production at spot prices going forward.

Brigus Gold also announces that it has entered into a gold stream agreement with Sandstorm Resources Ltd. (“Sandstorm”) pursuant to which Sandstorm has agreed to purchase 12% of the gold production from the Black Fox Mine beginning in January 2011 and 10% of future production from the Black Fox Extension covering a portion of the adjoining Pike River property (the “Gold Stream”).  Sandstorm will make an upfront payment of US$56.3million which Brigus will use to unwind the balance of its forward gold sales contracts terminating the obligation to deliver 99,409 ounces from October 2011 to March 2013 and as a result Brigus will become an unhedged gold producer.  Sandstorm will also pay Brigus ongoing per ounce payments of US$500 subject to an inflationary adjustment beginning in 2013, not to exceed 2% per annum.

Brigus Gold has the option, for a 24 month period, to reduce the Gold Stream to 6% of production from the Black Fox Mine and 4.5% of production from the Black Fox Extension for a payment of US$36.6 million.

The Black Fox Mine is located in Matheson, Ontario, Canada, in the Timmins Gold District and has been in commercial production since May 2009.  Brigus Gold has operated Black Fox as an open pit mine since commencement of production and in mid 2010, began development of the underground portion of the mine.

In the 3rd quarter of 2010, the Black Fox Mine produced 21,526 ounces of gold, an increase of 19 percent over the 2nd quarter.  Cash costs for the full year 2010 are expected to be within a range of $500 and $550 per ounce in line with projections.

During the current quarter (4th quarter) Brigus will be focused on construction and development to commission the underground portion of Black Fox Mine early in 2011.  Mine development, including construction of the new vent raise and relocation of the underground ramp and portal, is in progress.  Logistical issues related to construction and relocation of the new portal to the pit floor have resulted in a delay of approximately one month.  As a result of these issues, production from the open pit will be reduced during the quarter.  During this period of reduced pit production, some ores will be drawn from low grade ore stockpiles, resulting in projected 4th quarter production of between 16,000 and 19,000 ounces of gold.

Brigus Gold’s Chairman, Chief Executive Officer and President Wade K. Dawe commented, “In the four months following completion of the merger to form Brigus Gold, corporate debt has been reduced by 70 percent and the gold hedge book will be eliminated, thus increasing the Company’s leverage to the current gold market.  With the restructuring of Brigus Gold’s balance sheet and with Black Fox’s higher grade production from the underground operations ramping up, we are now focused on production growth and profitability.”

He continued, “The Sandstorm deal implies a value of approximately US$475 million exclusively for the Black Fox Mine.  This transactional value excludes giving any value to our Grey Fox property, the Goldfields development project, and Mexican and Dominican Republic exploration assets, yet represents an over 50% increase from our market capitalization of US$305.8 million.”

“This is a very significant and transformative deal for Sandstorm,” stated Nolan Watson, President and Chief Executive Officer of Sandstorm, “The Black Fox Mine will provide us with immediate cash flow from gold sales but we are really committing to an asset that we believe has superior growth prospects on the exploration front.  Brigus Gold has assembled an excellent operating team and is in a position to grow the project effectively.”

About Brigus Gold

Brigus Gold is a growing gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates the wholly owned Black Fox Mine in the Timmins Gold District of Ontario, Canada.   The Black Fox Mine is located in the Township of Black River-Matheson, Ontario, Canada. Brigus Gold is also advancing the Goldfields Project located near Uranium City, Saskatchewan, Canada, which hosts the Box and Athona gold deposits. In Mexico, Brigus Gold holds a 100 percent interest in the Ixhuatan Property located in the state of Chiapas, and an 80 percent interest in the Huizopa Joint Venture, an early stage, gold-silver exploration joint venture located in the State of Chihuahua. In the Dominican Republic, Brigus Gold also has a joint venture covering three mineral exploration projects.

About Sandstorm Resources

Sandstorm Resources Ltd. is a growth focused resource based company that seeks to complete transactions with companies that have advanced stage development projects or operating mines.  By making upfront payments to its partners, Sandstorm receives gold purchase agreements (i.e. metal stream deals).  Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams.  Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corporation, Rambler Metals and Mining plc and Brigus Gold Corp.  For more information visit: www.sandstormresources.com.

Contact Information:

Wendy Yang, Vice President of Investor Relations
Phone: 303-524-3203
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Phone: 902-422-1421
Toll Free: 1-866-785-0456
Email: stufford@brigusgold.com
Website: www.brigusgold.com

Cautionary and Forward-Looking Statements

Statements contained in this news release which are not historical facts are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  All statements regarding the ability of the Company to further reduce its forward gold sales contracts, deliver gold pursuant to forward gold sales contracts, continue to reduce the principal outstanding under its loan facility and the continuation of  a rising gold price are forward-looking statements and estimates that involve various risks and uncertainties.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the outcome of legal proceedings, the issue of permits, the size and quality of the company's mineral resources, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, and the financial results of the Company.

Important factors that could cause actual results to differ materially from these forward-looking statements include environmental risks and other factors disclosed under the heading “Risk Factors” in Brigus Gold’s most recent annual report on Form 10-K filed with the United States Securities and Exchange Commission and elsewhere in Brigus Gold’s documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex Equities, the United States Securities and Exchange Commission and other regulatory authorities.  All forward-looking statements included in this news release are based on information available to the Company on the date hereof.  The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.